MANAGEMENT’S RESPONSIBILITY

The accompanying consolidated financial statements and all of the data included in this annual report have been prepared by and are the responsibility of management of the Company. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and reflect management’s best estimates and judgements based on currently available information. The Company has developed and maintains systems of internal accounting control in order to ensure, on a reasonable and cost-effective basis, the reliability of its financial information, and that assets are safeguarded from loss.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises its responsibilities through the Audit Committee of the Board, comprised of non-management directors, which meets with the external auditors to satisfy itself that management’s responsibilities are properly discharged and to review the consolidated financial statements before they are presented to the Board of Directors for approval.

The consolidated financial statements have been audited by Ernst & Young LLP Chartered Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

David A. Seton	Peter Tiedemann
Chairman	Chief Financial Officer
and Chief Executive Officer	and Corporate Secretary
March 30, 2007	March 30, 2007

AUDITORS' REPORT

To the Shareholders of Olympus Pacific Minerals Inc.:

We have audited the consolidated balance sheets of Olympus Pacific Minerals, Inc. (the “Company”) as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005, and the results of its operations and its cash flows each of the years in the three year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Toronto, Canada
March 28, 2007

OLYMPUS PACIFIC MINERALS INC.
Consolidated Balance Sheets

As at	December 31	December 31
Canadian dollars	2006	2005
ASSETS
Current
Cash	4,101,536	404,987
Accounts receivable	803,027	150,984
Prepaid expenses	900,957	94,533
Inventory (note 13)	617,043	259,514
	6,422,563	910,018
Long-term
Property, plant & equipment (note 7)	10,697,757	6,449,922
Mineral properties (note 3)	10,015,755	10,060,904
Deferred financing costs (note 8c)	695,773	-
Deferred exploration and development costs (note 3)	13,724,846	13,089,242
	35,134,131	29,600,068

	41,556,694	30,510,086
LIABILITIES
Current
Accounts payable and accrued liabilities	1,899,646	1,549,803
Capital lease obligations (note 12)	412,894	-
Advance exploration contributions repayable (note 6)	-	1,191,175
Loan facility (note 5)	2,330,800	-
Asset retirement obligation (note 4)	59,173	-
	4,702,513	2,740,978
Long-term
Asset retirement obligation (note 4)	890,322	382,509
	890,322	382,509
	5,592,835	3,123,487
SHAREHOLDERS' EQUITY
Share capital (note 8a)	66,074,507	49,709,671
Contributed surplus (note 8b,c,d)	4,347,990	2,656,679
Deficit	(34,458,638)	(24,979,751)
	35,963,859	27,386,599
	41,556,694	30,510,086
See accompanying notes to the Consolidated Financial Statements

	"signed"	"signed"
On behalf of the Board of Directors	David A. Seton	Jon Morda
	Chairman & Chief	Director & Chairman of
	Executive Officer	Audit Committee

OLYMPUS PACIFIC MINERALS INC.
Consolidated Statements of Operations and Deficit

For the years ended December 31 (Canadian dollars)	2006	2005	2004

Sales - Gold	1,644,040	-	-

Cost and expenses
Cost of sales	1,535,891	-	-
Amortization	596,176	19,858	22,022
General exploration	158,700	(37,392)	20,632
Royalty expense	47,960	-	-
Consulting fees	315,763	149,790	68,791
Office and general administrative	508,269	230,900	221,826
Investor relations and promotion	256,207	184,519	163,173
Management fees and salaries	1,515,417	877,288	739,331
Professional fees	353,402	187,540	203,233
Shareholders' information	37,767	33,266	43,225
Transfer agent and regulatory fees	189,237	25,555	56,250
Travel	425,895	370,805	374,865
Stock-based compensation (note 8b)	617,071	961,075	180,764
	6,557,755	3,003,204	2,094,112
Other (income) expense
Interest income	(272,156)	(21,029)	(29,749)
Interest expense	127,262	23,203	9,890
Write off of deferred exploration costs (note 3)	438,931	-	-
Impairment charge (note 3)	4,280,000	-	-
Foreign exchange (gain) loss	(8,865)	(236,917)	108,206
	4,565,172	(234,743)	88,347
Loss for the year	9,478,887	2,768,461	2,182,459
Deficit, beginning of the year	24,979,751	22,211,290	20,028,831
Deficit, end of the year	34,458,638	24,979,751	22,211,290
Basic and diluted loss per common share	$0.06	$0.02	$0.02
Weighted average number of basic and diluted common shares
outstanding	164,678,791	116,581,239	89,683,403

See accompanying notes to the Consolidated Financial Statements

OLYMPUS PACIFIC MINERALS INC.
Consolidated Statements of Cash Flows

For the years ended December 31 (Canadian dollars)	2006	2005	2004

Operating activities :
Loss for the period	(9,478,887)	(2,768,461)	(2,182,459)
Items not affecting cash
Amortization	596,176	19,858	22,022
Amortization of deferred financing costs	81,090	-	-
Stock-based compensation expense	617,071	961,075	180,764
Accretion expense	29,097	-	-
Write off of deferred exploration costs	438,931	-	-
Impairment charge	4,280,000	-	-
Foreign exchange loss (gain)	16,281	(39,944)	(135,458)
Changes in non-cash working capital balances
Accounts receivable	(646,075)	(50,295)	(25,686)
Prepaid expenses	(806,424)	7,057	(45,038)
Accounts payable and accrued liabilities	292,661	1,147,817	(106,151)
Inventory	(357,529)	(259,514)	-
Due to/from related parties	-	-	(21,611)
Cash used in operating activities	(4,937,608)	(982,407)	(2,313,617)

Investing activities :
Deferred financing fees	(209,238)	-	-
Deferred exploration and development costs	(5,072,261)	(4,666,219)	(3,811,533)
Acquisition of capital assets	(3,747,249)	(6,335,240)	(150,724)
Disposal of marketable securities	-	-	28,000
Cash used in investing activities	(9,028,748)	(11,001,459)	(3,934,257)

Financing activities :
Shares issued	16,543,966	11,881,771	1,160,259
Decrease in subscription received in advance	-	(4,680,000)	4,680,000
Repayable loan	2,314,200	2,706,227	-
Loan repayment	-	(2,706,227)	-
Share issue cost	(1,195,261)	(410,546)	-
Cash provided by financing activities	17,662,905	6,791,225	5,840,259

Increase (decrease) in cash and cash equivalents during the period	3,696,549	(5,192,641)	(407,615)

Cash acquired - Vend-In Agreement transaction	-	-	30,062

Cash - beginning of the period	404,987	5,597,628	5,975,181

Cash - end of the period	4,101,536	404,987	5,597,628

See accompanying notes to the Consolidated Financial Statements

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements
December 31, 2006
All dollar amounts are in Canadian Dollars unless otherwise stated

1. Nature of Operations
Olympus Pacific Minerals Inc. (the “Company” or “Olympus”) and its subsidiaries are engaged in the acquisition, exploration, development and mining of gold bearing properties in Southeast Asia. The Company focuses its activities on two multi-project properties located in Central Vietnam - the Bong Mieu Gold property and the Phuoc Son Gold property.

The Company is exploring and developing its mineral properties. The Company has one gold plant in Vietnam and this plant commenced commercial production effective October 1, 2006. The recoverability of the amounts shown for mineral properties and related deferred costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production. To date, the Company has not earned significant revenues from its plant and is considered to be in the development stage. mmary of Significant Accounting Policies

2. Summary of Significant Accounting Policies
Basis of presentation and consolidation
These audited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The consolidated financial statements include the accounts of the Company and all of its subsidiaries. All significant inter-company balances and transactions are eliminated on consolidation.

Estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

Cash and equivalents

Cash and cash equivalents are comprised of cash on hand and short-term investments that mature within 90 days from the date of acquisition.

Mineral properties
The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs, comprised of cash paid and/or the assigned value of share consideration, relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the project to which they relate is placed into production, sold or where management has determined impairment. The capitalized cost of the mineral properties is tested for recoverability whenever events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment loss is recognized if it is determined that the carrying amount is not recoverable and exceeds fair value. The net proceeds from the sale of a portion of a mineral project which is sold before that project reaches the production stage will be credited against the cost of the overall project. The sale of a portion of a mineral project which has reached the production stage will result in a gain or loss recorded in the statement of operations.

Mineral properties are amortized on the basis of units produced in relation to the proven and probable reserves available on the related project following commencement of commercial production. The recorded amount may not reflect recoverable value as this will be dependent on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements
December 31, 2006
All dollar amounts are in Canadian Dollars unless otherwise stated

Asset Retirement Obligations (‘ARO’)
The Company recognizes the fair value of an asset retirement obligation as a liability, in the period of disturbance or acquisition associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development, and/or normal use of the assets. The Company concurrently recognizes a corresponding increase in the carrying amount of the related long-lived asset that is depreciated over the life of that asset. The fair value of the asset retirement obligation is estimated using the expected cash flow approach that reflects a range of possible outcomes discounted at a credit-adjusted risk-free interest rate. Subsequent to the initial measurement, the asset retirement obligation is adjusted to reflect the passage of time or changes in the estimated future cash flows underlying the obligation. Changes in the obligation due to the passage of time are recognized in income as an operating expense using the interest method. Changes in the obligation due to changes in estimated cash flows are recognized as an adjustment of the carrying amount of the long-lived asset that is depreciated over the remaining life of the asset.

Deferred exploration and development costs
The Company defers all exploration and development expenses relating to mineral projects and areas of geological interest until the project to which they relate is placed into production, sold or where management has determined impairment. These costs will be amortized over the proven and probable reserves available on the related property following commencement of production.

Foreign currency translation
The monetary assets and liabilities of the Company that are denominated in currencies other than the Canadian dollar are translated at the rate of exchange at the balance sheet date and non-monetary items are translated at historical rates. Revenues and expenses are translated at the average exchange rate for the year. Exchange gains and losses arising on translation are included in the statement of operations.

Property, plant and equipment
The Company records building, plant and equipment at cost. Buildings, plant and equipment involved in service, production and support are amortized, net of residual value, using the straight-line method, over the estimated productive life of the asset. Productive lives for these assets range from 3 to 10 years, but the productive lives do not exceed the related estimated mine life based on proven and probable reserves. Computer hardware and software is amortized, net of residual value, using the straight-line method over 3 years. Repairs and maintenance expenditures are expensed as incurred. Expenditures that extend the useful lives or productive capacity of existing facilities or equipment are capitalized and amortized over the remaining useful life of the related assets.

In the normal course of our business, the Company has entered into certain leasing arrangements whose conditions meet the criteria for the leases to be classified as capital leases. For capital leases, the Company records an asset and an obligation at an amount equal to the present value at the beginning of the lease term of minimum lease payments over the lease term. In the case of all our leasing arrangements, there is transfer of ownership of the leased assets to the Company at the end of the lease term and therefore the Company amortizes these assets on a basis consistent with our other owned assets.

Asset impairment - Long-lived assets
The Company reviews and evaluates the carrying value of its mineral properties, property, plant and equipment and deferred exploration and development costs when events or changes in circumstances indicate that the carrying amounts of related assets or groups of assets might not

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements
December 31, 2006
All dollar amounts are in Canadian Dollars unless otherwise stated

be recoverable. In assessing impairment for these assets, if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and recorded based on discounted cash flows. Future cash flows are based on estimated future recoverable mine production, expected sales prices (considering current and historical prices), production levels and costs, and further expenditures. All long-lived assets at a particular operation or project are combined for purpose of performing the recoverability test and estimating future cash flows.

Stock-based compensation
The Company uses the fair-value method of accounting for stock options granted to employees and directors. Under this method, the fair value of stock options is estimated at the grant date and is recognized as an expense over the vesting period. The majority of the Company’s stock options vest on the passage of time and continued service requirements. For some of the stock options granted, the options vest based on meeting two of three criteria: (a) specified production levels, (b) specified minimum share price and market capitalization and /or (c) minimum threshold of ounces of gold geological resources for the Company. Compensation expense is recognized for these options based on the best estimate of the number of options that are expected to eventually vest and the estimate is revised, if necessary, if subsequent information indicates the expected number of options that vest are likely to differ from initial estimates.

The Company applies an estimated forfeiture rate when calculating the expense. Compensation expense is reversed for options that are cancelled prior to vesting.

Any consideration paid upon the exercise of stock options or warrants plus any previously recognized amounts in contributed surplus is credited to common shares.

The Company has a bonus share program that allows employees to elect to take their bonus in either cash or double the cash amount in common shares. If the employee chooses the share bonus, the common shares will be received one year after the last day of the bonus period. If the employee chooses the cash bonus, the cash is received within the same fiscal year. If an employee terminates employment before the one year of service, the bonus reverts back to cash without double up and is paid out on termination. The bonus is recognized as a liability at the time of the award. If the employee elects to be paid in common shares, a further share based equity award is recognized based on the market price of the Company’s shares at the date of grant and is recognized over the one year additional service period as compensation expense and contributed surplus. No compensation cost is recognized for estimated forfeitures.

Loss per share
Basic loss per share is calculated using the weighted-average number of common shares outstanding during the year.

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on earnings per share is determined assuming that proceeds received on exercise would be used to purchase common shares at the average market price during the period. As there is currently a loss per share, there is no dilutive effect as all outstanding options and warrants are anti-dilutive.

Future income taxes
Future income taxes are recorded using the liability method. Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements
December 31, 2006
All dollar amounts are in Canadian Dollars unless otherwise stated

settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Stripping Costs
Stripping costs incurred during the production phase of a mine are accounted for as variable production costs that are included in the costs of the inventory produced during the period that the stripping costs are incurred.

Revenue Recognition
Revenue from the sale of gold and by-products, such as silver, are recognized when; (i) the significant risks and rewards of ownership have been transferred, (ii) reasonable assurance exists regarding the measurement of the consideration that will be derived from the sales of goods, and the extent to which goods may be returned, and (iii) ultimate collection is reasonably assured. The risks and rewards of ownership for the gold and silver reside with the mine site until gold and silver reaches the Zurich airport and the dore bars are consigned for transport to the refinery. Consequently, revenue is recognized when the gold and silver reaches the refinery. The realized sales price per troy ounce of gold is the AM-fixing of the London Bullion Market in US dollars as prescribed under the sales contract. The quantity of ounces sold is determined by applying a variable recovery rate as well as a return rate of 99.95% for gold and 98% for silver.

For accounting purposes, the refining and transport charges are classified as part of cost of sales and revenues from by-products are netted against costs of sales.

Inventory
Inventory is comprised of ore in stockpiles, operating supplies, dore bars and gold in circuit and is recorded at the average cost, determined from the weighted average of the cost of similar items at the beginning of a month and the cost of similar items added during the month. Dore bars and gold in circuit inventory cost includes the laid-down cost of raw materials plus direct labour and an allocation of applicable overhead costs. Gold in circuit inventory represents gold in the processing circuit that has not completed the production process, and is not yet in a saleable form.

Ore in stockpiles is measured by estimating the number of tonnes added and removed from the stockpile, the number of contained ounces (based on assay data) and estimated metallurgical recovery rates (based on the expected processing method). Costs are allocated to a stockpile based on relative values of material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore, including applicable overhead, depreciation, depletion and amortization relating to mining operations, and removed at the stockpiles average cost per recoverable unit.

Interest Cost Accounting
Interest cost is considered an element of the historical cost of an asset when a period of time is necessary to prepare it for its intended use. The Company capitalizes interest costs to assets under development or construction while development or construction activities are in progress. Capitalizing interest costs ceases when construction of the asset is substantially complete and it is ready for its intended use. The interest rate for capitalization purposes is based on the weighted average rates of Olympus’s outstanding borrowings unless a specific obligation was incurred directly related to the specific asset (e.g. project financing). In that case, the specific interest rate is used as well as the weighted average interest rate on other obligations if the asset expenditures exceed the specific borrowing.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements
December 31, 2006
All dollar amounts are in Canadian Dollars unless otherwise stateProperties

3. Mineral Properties and deffered Exploration and Development Costs
			Deferred Exploration and
	Mineral Properties		Development Costs
	December 31,	December 31,	December 31,	December 31,
	2006	2005	2006	2005

Phuoc Son	6,116,904	6,116,904	9,527,650	7,069,408
Bong Mieu	3,944,000	3,944,000	9,167,689	6,019,834
	10,060,904	10,060,904	18,695,339	13,089,242
Accumulated
amortization(1)	(45,149)	-	(251,562)	-
Write- off (2)	-	-	(438,931)	-
Impairment charge (3)	-	-	(4,280,000)	-
Total	$10,015,755	$10,060,904	$13,724,846	$13,089,242

(1) Accumulated amortization relates to the Bong Mieu central mine which commenced commercial production on October 1, 2006.
(2) Write off of $438,931 of Deferred Exploration costs relates to certain areas of the Bong Mieu property where exploration activities did not produce positive results (3) During fourth quarter 2007, management determined that the Bong Mieu Central mine was not reaching originally estimated future throughput. Consequently, an impairment charge of $4,280,000 was taken on the Bong Mieu Central (Hogan) deferred exploration and development costs.

Bong Mieu Gold Property
The Company holds Mining and Investment Licences covering 30 square kilometres within the Bong Mieu gold property area. The Investment Licence covers three deposits: Bong Mieu Central (an open pit), Bong Mieu East (a potentially open-pit deposit) and Bong Mieu Underground (an underground deposit) which operated by the French from 1896 to 1941. Olympus acquired this project in 1997. Olympus owns 80% and the Company’s Vietnamese partner owns 20% of the Bong Mieu property. The Company constructed the Bong Mieu Central open pit mine and associated infrastructure in 2005 and 2006, and commercial gold production commenced in the fourth quarter of 2006. The Company must pay a 3% net smelter return royalty equal to 3% of the sales price to the Vietnamese government when the gold is melted in Vietnam and 2% royalty based on 80% of the revenues of Bong Mieu Central to Zedex Minerals Limited.

Phuoc Son Gold Property
The Company holds an 85% interest in the Phuoc Son Gold Project with a focus of exploration, development and production of gold and other potential minerals in the specified project area, located in Phuoc Son and Nam Giang districts in the Quang Nam Province. In 2003, the Company's subsidiary, New Vietnam Mining Company ("NVMC"), entered into a joint venture with Mien Trung Industrial Company ("Minco"), a mining company controlled by the local provincial government, to form the Phuoc Son Gold Company ("PSGC"). PSGC has an investment license on the Phuoc Son property. NVMC's initial interest in PSGC is 85% and Minco has a 15% interest. After five years, from the end of the period in which PSGC makes a profit for 12 consecutive months, Minco can increase its interest by 15% to 30% if Minco chooses to acquire such interest from NVMC by paying fair market value. After 20 years, Minco can increase its interest to a total of 50% if Minco chooses to acquire such additional 20% interest from NVMC by paying fair market value. Fair market value shall be determined by using an independent accounting firm to perform the fair market value assessment and that assessment will be considered final and binding for both parties. If Minco does not proceed on exercising its right of acquisition within three months from the dates of entitled acquisition, Minco will be considered as

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements
December 31, 2006
All dollar amounts are in Canadian Dollars unless otherwise stated
having waived its right to acquire the interest.

4. Asset Retirement Obligation

	December 31,	December 31,
	2006	2005
Balance, beginning of the year	$382,509	$-
Increase in obligation	515,545	382,509
Foreign exchange adjustment	22,344	-
Accretion	29,097	-
Balance, end of the period	949,495	382,509
Current portion	59,173	-
Non-current portion	$890,322	$382,509

The asset retirement obligation relates to the Bong Mieu property in Vietnam. The Company estimated the cost of rehabilitating the site at US$1,083,160 over the next 10 years. Such estimated costs have been discounted using a credit adjusted risk-free rate of 6.9%

5. Loan Facility
On February 8, 2006, the Company entered into a US$2.0 million loan facility agreement (the “Facility”) with Macquarie Bank Limited (“MBL”) of Sydney, Australia. The Company drew down the US$2.0 million in the first quarter of 2006. The Facility bears an interest rate of LIBOR plus 2.75% and is repayable on July 31, 2007 (amended from June 30, 2007) but may be extended to June 30, 2008 at the option of MBL. In consideration for setting up the facility, MBL was paid a US$50,000 fee and was granted 5,376,092 purchase warrants to acquire the same number of common shares of the Company at an exercise price of $0.4347 until July 31, 2007 and $0.4514 until the ultimate repayment date (currently July 31, 2007 with an option to extend until June 30, 2008). The Company can also accelerate exercise of the warrants if its common shares trade at a 100% premium to the exercise price for 30 consecutive trading sessions. The Facility agreement specifies some restrictions including, but not limited to, the Company must not incur any indebtedness other than permitted financial indebtedness as defined under the Facility agreement. Permitted indebtedness includes any agreement entered into the ordinary course of business to acquire an asset or service where payment for the asset or service is deferred for a period of not more than 90 days and does not exceed, in aggregate, an amount of US $100,000 for each transaction party. Each transaction party is defined as Olympus, Bong Mieu and Formwell. The Facility agreement specifies that the transaction parties must not allow any encumbrance over its assets other than a permitted encumbrance or acquire an asset that is subject to an encumbrance that is not a permitted encumbrance. Each transaction party must not sell, assign, transfer or dispose of or partially dispose of any assets except an asset that does not form part of the secured property or an asset which is replaced by a similar asset. Each transaction party must not reduce its capital, buy back or redeem its shares or other securities issued to it or provide any financial assistance. Each transaction party may not make a distribution without the prior written consent of MBL. A distribution is defined as a dividend, distribution or any other amount related to a marketable security issued by the transaction party or interest or fee paid by the transaction party on any financial accommodation provided by a person holding a direct or indirect interest in the transaction party. The requirement for a written consent for distributions has not had a significant impact on our cash obligations to date as we have not paid out any dividends. Intercompany loans amongst transaction parties cannot be repaid to the lending transaction party unless the lending transaction party uses the proceeds of repayment to repay the MBL Facility. The above restriction on intercompany loan settlement does not significantly impact our ability to meet cash obligations as it does not prevent the provision of intercompany loans and only affects the method and timing of intercompany loan settlements.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements
December 31, 2006
All dollar amounts are in Canadian Dollars unless otherwise stated

6. Advance Exploration Contributions

The advance exploration contributions (the “Prepaid Contribution”) due to Ivanhoe Mines Ltd. as at December 31, 2005, were adjusted to US$1,024,226 (C$1,191,175) and represent the balance due to Ivanhoe as at November 30, 2002. The amount was repayable on January 5, 2006 at which time it would be repaid in cash unless such payment would reduce the Company’s working capital to less than US$1,000,000, in which case the Company would settle by issuing Ivanhoe common shares of the Company having an aggregate market value equal to such remaining amount, determined on the basis of the average closing prices of the Company’s shares over the preceding 20 trading days.

Pursuant to an Assignment Agreement dated January 1, 2006, the Prepaid Contribution of US$1,024,226 due to Ivanhoe was assigned to Zedex Minerals Limited (“Zedex”). On March 21, 2006, the Company issued 3,406,758 common shares to Zedex in full payment of the Prepaid Contribution. Shares were issued at the average closing prices of the Company’s shares over the preceding 20 trading days which was equal to $0.34475.

7. Property, Plant & Equipment

(in dollars)		2006			2005
		Accumulated	Net book		Accumulated	Net book
	Cost	depreciation	value	Cost	depreciation	value

Buildings	502,412	47,161	455,251	452,865	27,272	425,593
Leasehold improvements	103,005	13,333	89,672	15,087	8,127	6,960
Plant and equipment	5,613,823	281,354	5,332,469	4,567,371	103,031	4,464,340
Office equipment, furniture and
fixtures	867,883	292,234	575,649	503,090	176,276	326,814
Motor vehicles	376,548	153,956	222,592	283,187	106,392	176,795
Infrastructure	2,047,585	69,855	1,977,730	356,175	8,942	347,233
Construction in progress	2,044,394	-	2,044,394	702,187	-	702,187
	11,555,650	857,893	10,697,757	6,879,962	430,040	6,449,922

8. Capital Stock
a) Common Shares
The Company is authorized to issue an unlimited number of common shares with one vote per share and no par value per share. The following table shows movements in the capital stock of the Company for the years ended December 31, 2004, December 31, 2005 and December 31, 2006.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements
December 31, 2006
All dollar amounts are in Canadian Dollars unless otherwise stated

	Number of	Amount
Shares	$	$
Common shares, January 1, 2004	81,341,526	32,330,552
Issued upon exercise of options	45,000	8,650
Issued upon exercise of warrants	2,879,021	1,151,609
Vend-In transaction	13,483,113	5,258,414
Common shares, January 1, 2005	97,748,660	38,749,225
Private placements	32,645,000	11,063,500
Issued upon exercise of warrants	1,452,540	435,762
Share issue costs	-	(538,816)
Common shares, January 1, 2006	131,846,200	49,709,671
Private placement	27,000,000	15,660,000
Issued upon exercise of options	1,155,833	558,067
Issued upon exercise of warrants	1,270,000	636,270
Issued upon debt repayment (see note 6)	3,406,758	1,174,480
Share issue costs	-	(1,663,981)
Common shares, December 31, 2006	164,678,791	66,074,507

The following table shows movements in contributed surplus of the Company for the years ended December 31, 2006 and 2005.

	2006	2005	2004
Balance, beginning of the year	2,656,679	1,567,334	367,440
Valuation of options	556,109	961,075	180,764
Valuation of warrants	1,445,573	128,270	-
Exercise options and warrants	(310,371)	-	-
Adopt fair value accounting	-	-	1,019,130
Balance, end of the year	4,347,990	2,656,679	1,567,334

On March 31, 2006, the Company completed a brokered private placement of $15,660,000. The Company issued 27,000,000 common shares at $0.58 per share. Agents for the Offering were paid a cash commission equal to 7% of the gross proceeds and were issued 1,890,000 compensation warrants. Each compensation warrant is exercisable for one common share at $0.58 and expires on March 31, 2008.

In the first quarter of 2006, the Company issued 3,406,758 common shares to Zedex in full payment of the Prepaid Contribution according to the Vend-In Agreement provision for repayment of the Prepaid Contribution via issuance of common shares (see note 6).

b) Stock Options

On September 12, 2003, the Company adopted a stock option plan which was re-approved by its shareholders on June 16, 2005. Under the plan, options to purchase shares of the Company may be granted to directors, officers, employees and consultants of the Company. The maximum number of shares that may be issued under the plan is 10% of the Company’s issued and outstanding shares. Options granted under the plan have a maximum term of five years and vesting dates are determined by the Board of Directors on an individual basis at the time of granting.

The following table provides a summary of the stock option activity for the years ended December 31, 2006 and 2005.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements
December 31, 2006
All dollar amounts are in Canadian Dollars unless otherwise stated

	December 31, 2006		December 31, 2005		December 31, 2004
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number	Exercise	Number of	Exercise	Number of	Exercise
	of Options	Price	options	Price	options	Price
Outstanding, beginning of the		$		$		$
year	11,298,667	0.37	4,244,500	0.52	4,593,500	0.52
Granted	1,965,000	0.45	8,420,000	0.33	1,315,000	0.48
Exercised	(1,155,833)	0.33	-	-	(45,000)	0.19
Cancelled/ Expired	(630,334)	0.44	(1,365,833)	0.51	(1,619,000)	0.54
Outstanding, end of the period	11,477,500	0.39	11,298,667	0.37	4,244,500	0.51
Options exercisable at the end
of the year	9,619,793		7,980,333		3,201,166

The following table summarizes information about the stock options outstanding as at December 31, 2006.

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
	Number
	Outstanding	Weighted	Weighted	Number
Range of	As at	Average	Average	Exercisable	Weighted
Exercise	December 31,	Remaining	Exercise	As at	Average
Prices	2006	Life (years)	Price	December 31, 2006	Exercise Price
$0.30-0.36	6,452,500	3.73	$0.32	5,336,251	$0.32
$0.40 - 0.45	2,570,000	2.35	0.41	1,995,209	0.41
$0.50 - 0.55	1,705,000	3.06	0.51	1,538,333	0.51
$0.60 - 0.65	750,000	0.12	0.60	750,000	0.60
	11,477,500	3.08	0.39	9,619,793	0.39

During the year ended December 31, 2006, 1,965,000 options were granted and were valued at $428,628. The total stock-based compensation expense recognized during the year for stock options granted in the current and prior years and that vested during the current year was $524,197 [2005 - $961,075, 2004 - $180,764] using the fair value method and was credited to contributed surplus.

c) Warrants

The following is a summary of the 7,266,092 warrants outstanding as at December 31, 2006 [2005 - 1,270,000, 2004 - 8,762,560]. On January 12, 2006, 1,270,000 warrants were exercised at $0.40 per share.

	Exercise	Expiry
Total Outstanding	Price	Date
5,376,092	$0.43	June 30, 2007
	0.45	June 30, 2008

1,890,000	$0.58	March 31, 2008

According to the Facility with Macquarie Bank entered into on February 8, 2006, the Company granted 5,376,092 purchase warrants (see note 5). 2,688,046 of the warrants became issuable upon receipt of the TSXV approval of the warrants, and 2,688,046 of the warrants were issuable on or before the first advance under the facility which occurred on February 14, 2006. The fair value of the warrants was estimated to be $973,073 using the Black-Scholes model with the assumptions of a risk-free interest rate of 3.8%, expected volatility of 74% and 79%, expected time until exercise of 1.25 years and 1 year respectively. The amount was recorded as contributed surplus and as a deferred financing cost to be amortized over the term of the facility.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements
December 31, 2006
All dollar amounts are in Canadian Dollars unless otherwise stated

On March 31, 2006, 1,890,000 warrants were issued to Paradigm Capital Inc., M Partners Inc. and CIBC World Markets Inc. in conjunction with the private placement that closed on that day. The fair value of the warrants was estimated to be $472,500 using the Black-Scholes model with the assumptions of a risk-free interest rate of 3.8%, expected volatility of 68% and expected time until exercise of 2 years. The amount was included as part of issue costs and contributed surplus.

d) Bonus Share Program
During the year ended December 31, 2006, employees who opted for their bonus to be paid in common shares will receive 191,330 common shares in 2007. On the grant date, the fair value of the incremental share award including the cash bonus was $113,224. The total compensation expense recognized for the bonus share program for the year ended December 31, 2006 was $92,874 [2005 and 2004 - nil] including the incremental share award and the original cash bonus award.

9. Related Party Transactions
During the period ended December 31, 2006, the Company entered into the following transactions with related parties:

a)	Paid or accrued $67,424 in legal fees to a company controlled by a director of the Company as compared to $26,536 in 2005. Services are not under contract and are engaged as required.
b)
Paid or accrued $581,396 in management fees and $147,377 in reimbursement of expenses incurred on behalf of the Company to companies controlled by officers of the Company. In 2005, the Company paid or accrued $420,597 in management fees and $214,702 in reimbursement of expenses incurred on behalf of the Company to companies controlled by officers of the Company. These fees and expenses have been incurred as part of ongoing contracts with the related parties.

c)
Paid or accrued $26,228 in royalties and $6,136 in expenses to Zedex, a shareholder of Olympus. In 2005 the company paid Zedex $17,260 in interest for a short term loan and $3,852, in expenses. Royalties incurred are a result of an ongoing contract with the related party.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

10. Commitments and Contractual Obligations

As at December 31, 2006
		Less than One
Payments Due by Period	Total	Year	2 - 10 Years
Debt facility	$2,330,800	$2,330,800	$-
Capital lease obligation	412,894	412,894	-
Operating lease	950,588	950,588	-
Purchase Obligations - supplies and services	2,069,333	2,069,333	-
Purchase obligations - capital	1,475,203	1,475,203	-
Purchase obligations - power supply	244,734	244,734	-
Asset retirement obligations	1,262,314	59,173	1,203,141
Total	$8,745,866	$7,542,725	$1,203,141

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements
December 31, 2006
All dollar amounts are in Canadian Dollars unless otherwise stated

 11. Financial Instruments
The Company’s financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities, capital lease obligations and loan facility.

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest rate or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Currency risk
The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk, primarily with respect to the US dollar. The Company has a number of investments in foreign subsidiaries and joint ventures, whose net assets are exposed to currency translation risk.

A certain amount of the transactions with respect to the Bong Mieu and Phuoc Son projects are denominated in the Vietnamese Dong, which is not freely convertible into foreign currency, and there are restrictions on the removal of capital from the country. These restrictions may have an adverse impact on the Company’s ability to repatriate funds from Vietnam.

12. Capital Lease Obligation

The company has capital leases at its Bong Mieu Central mine.
	December 31,	December 31,
	2006	2005
Total minimum lease payment	$412,894	$-
Less: current portion	412,894	-
	$-	$-
13. Inventory

	December 31,	December 31,
	2006	2005
Dore Bars	$73,047	$-
Ore in stockpiles	76,337	-
Gold in circuit	18,800	-
Mine operating supplies	448,859	259,514
Total	$617,043	$259,514

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements
December 31, 2006
All dollar amounts are in Canadian Dollars unless otherwise stated

14. Income Taxes
A reconciliation of income taxes at statutory rates with reported taxes is as follows:

	2006	2005	2004
	$	$	$
Loss	(9,479,000)	(2,768,000)	(2,182,459)
Expected Recovery	(3,223,000)	(945,000)	(742,036)
Issue Costs	(215,000)	(105,000)	(120,000)
Foreign Tax Differential	1,418,000	(268,000)	-
Non Deductible expenses	116,000	596,000	114,308
Benefit of current year loss not recognized	1,904,000	722,000	747,728
Total income tax recovery	-	-	-

The components of the Company's future income tax assets are as follows:
	2006	2005	2004
	$	$	$
Non-capital losses carried forward	3,888,000	2,415,000	1,827,000
Deferred exploration and development costs	301,000	-	-
Issue costs	616,000	263,000	186,000
Capital Assets	25,000	25,000	20,000
Resource related deductions	692,000	641,000	638,000
Future income tax asset	5,522,000	3,344,000	2,671,000
Valuation allowance	(5,522,000)	(3,344,000)	(2,671,000)
Net future income tax asset	-	-	-

The Company has available for deduction against future taxable income non-capital losses of approximately $10,719,611 (2005 - $5,815,000, 2004-$5,021,000). These losses, if not utilized, will expire in 2013. Subject to certain restrictions, the Company also has resources expenditures available to reduce taxable income in future years. Future tax benefits which may arise as a result of these non-capital losses and resource deductions have not been recognized in these consolidated financial statements.

15. Memorandum of Agreement
On November 23, 2006, a Memorandum of Agreement and Supplement to Memorandum of Agreement (collectively, the “MOA”) was entered into by Abra Mining and Industrial Corporation (“AMIC”), the Company and Jabel Corporation (“Jabel”) that allows the Grantee (defined as the Company and “a Philippine national”) to acquire an option to earn a 60% interest in AMIC’s Capcapo mining tenement (the “property”) located in the Province of Abra in the Philippines upon completing a specified level of expenditures on the property.

The MOA is a binding agreement that is conditional on the completion of due diligence program in second quarter 2007 to validate historical drilling information. Once the due diligence procedures are complete and the drilling information is validated, a formal agreement will be signed and a cash payment of U.S. $200,000 will be made by the Grantee to AMIC. Under Philippine law,

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements
December 31, 2006
All dollar amounts are in Canadian Dollars unless otherwise stated

foreign-owned entities can only hold up to 40% of a Mineral Production Sharing Agreement (“MPSA”). Consequently, the Company can only directly hold 40% in the MPSA and will have to identify a Philippine national corporation to hold the additional 20%. The Phillipine national corporation has not yet been identified. A Philippine national corporation is one which is not more than 40% foreign-owned. Six months after the signing of the formal agreement, the Grantee will issue common shares of the Company to AMIC with a total value of U.S. $350,000 based on the average of the trading price of the Company’s common shares for the five trading days preceding the date of the signing of the formal agreement. Once the Grantee has spent U.S. $3 million on exploration and development work on the property, the Grantee will issue to AMIC further common shares of the Company with a total value of U.S. $450,000 based on the average of the trading price of the Company’s common shares for the five trading days preceding their date of issuance. To earn the 60% interest, a cumulative spending of U.S. $6 million by the Grantee on exploration and development must occur by the end of the 5th year after the signing of the formal agreement. The Grantee earns a 20% interest after the first U.S. $1 million is spent, an additional 20% interest after an additional U.S. $2 million has been spent and an additional 20% interest after an additional U.S. $3 million has been spent. Once the 60% interest has been earned, a new joint venture company (“NEWCO”) would be formed of which the Grantee would hold a 60%. If the Grantee obtains less than the 60% interest, the Grantee would share in less than 60% of the results of the joint venture. One year after full commercial production is achieved on the property, a royalty would be paid to Jabel, the underlying title holder of the property, equal to either 3% of gross value of production or 6% of annual Profit of NEWCO, as defined in the agreement, whichever is higher.

16. Comparative Consolidated Financial Statements
The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2006 consolidated financial statements.

17. Subsequent Event
 On March 19, 2007, the Company completed a non-brokered private placement, of 21,428,571 shares at a price of $0.56 per share, for gross proceeds of $12,000,000. All shares issued have a hold period in Canada of four months from the closing of the placement. The net proceeds are intended to be used for ongoing exploration, feasibility studies and development work on the Company’s mineral projects and for general corporate purposes.

END OF NOTES TO FINANCIAL STATEMENTS